Amendment

[redacted]

AB 5/22

5\15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 15 2008
DIVISION OF MARKET REGULATION

SECUI 08031716 SION

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5 (A)
~~PART III~~

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SEC FILE NUMBER
8- 66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champlain Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Taconic Road
(No. and Street)

Greenwich, Connecticut 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terence M. Crikelair 917-807-9833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bakay, Gregory H.
(Name – *if individual, state last, first, middle name*)

256 Columbia Turnpike, Suite 213A, Florham Park, New Jersey 07932
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WJ 5/22

OATH OR AFFIRMATION

I, Terence M. Crikelair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champlain Advisors, LLC, as of February 23, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WIWATSORN VIWATTHANASORN
State of Connecticut
Notary Public
My Commission Expires Dec. 31, 2012

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPLAIN ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Net Capital	
Total ownership equity from Statement of Financial Condition	$ 2,438,036
Deduct ownership equity not allowable for Net Capital	0
Total ownership equity qualified for Net Capital	2,438,036
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	2,438,036
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	2,185,950
Net capital before haircuts on securities positions	252,086
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):	
A. Contractual securities commitments	0
B. Securities collateralizing secured demand notes	0
C. Trading and investment securities :	0
D. Undue Concentration	0
Net Capital	$ 252,086

CHAMPLAIN ADVISORS, LLC
SCHEDULE I (continued)
COMPUTATION OF AGGREGATED INDEBTNESS AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2007

Aggregated Indebtedness

Items included in statement of financial condition	
Accounts Payable	$ 120,864

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 8,057
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries.	5,000
Net capital requirement	8,057
Excess net capital	244,029
Excess of net capital at 1000%	$ 240,000

Note: There are no material differences between the above computations and the Company's corresponding unaudited Part IIA of Form X-17 A-5 as of December 31, 2007.

CHAMPLAIN ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Credit balances

Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposits of $ 0.	None
Monies borrowed collateralized by securities carried for the accounts of customers.	None
Monies payable against customers' securities loaned	None
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	None
Credit balances in firm accounts that are attributable to principal sales to customers	None
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	None
Market value of short security count differences over thirty calendar days old	None
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	None
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	None
Total credit items	None

CHAMPLAIN ADVISORS, LLC
SCHEDULE II (continued)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	None
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	None
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	None
Other	None
Gross debits	None
Less 1 percent charge	None
Total debit items	None
Reserve Computation	
Excess of total debits over total credits	None
Required deposit	None

Note: There are no material differences between the above computations and the Company's corresponding unaudited Part IIA of Form X-17 A-5 as of December 31, 2007. The Company does not maintain custody of customer reserves or securities. Therefore, the Company claims exemption from Rule 15c3-3 under exemptive provision k(1).

CHAMPLAIN ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	None
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
Number of items	None

END